December 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Ms. Jennifer Angelini and Ms. Erin Purnell

Re:	EVe Mobility Acquisition Corp

Registration Statement on Form S-1

Filed November 12, 2021

File No. 333-261053

Dear Ms. Angelini and Ms. Purnell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of EVe Mobility Acquisition Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on December 14, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CANTOR FITZGERALD & CO.

By:	/S/ DAVID BATALION
	Name	David Batalion
	Title:	Managing Director, Investment Banking

MOELIS & COMPANY LLC

By:	/S/ STEVEN HALPERIN
	Name:	Steven Halperin
	Title:	Managing Director